Ardagh Group - Management Changes

Ardagh Group S.A. (NYSE: ARD), (“Ardagh”) today announces that Ian Curley, Chief Executive, has informed the Board that he is resigning to pursue other business opportunities. He will leave the Group at the end of the year. The Board thanks Ian for his contribution and support during his time with Ardagh and wishes him well for the future.

Paul Coulson, currently Executive Chairman, will become Chairman and Chief Executive.

Ardagh is also pleased to announce the appointment of Johan Gorter as Chief Executive of its global glass business.  Johan (who currently heads up our European glass business and is a director of Ardagh) has been with Ardagh for over ten years and has played a key role in the successful development of our glass business in Europe.

Johan will join David Wall (Chief Executive of our global metal business) and David Matthews (Chief Financial Officer) in reporting to Paul Coulson.

During 2017 Ardagh has continued its development with growth in Revenue and EBITDA, the successful integration of the beverage can acquisition and the listing of its shares on the NYSE. We anticipate strong second half cash generation resulting in further planned de-leveraging.

The Group’s third quarter earnings report is scheduled for release on 26 October 2017.

Ardagh Group is a global leader in metal and glass packaging solutions, producing packaging for most of the world's leading food, beverage and consumer brands. It operates 109 facilities in 22 countries, employing approximately 23,500 people and has global sales of approximately €7.7 billion.

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

September 22, 2017

Contacts
Investors:	john.sheehan@ardaghgroup.com

Media:	Pat Walsh, Murray Consultants
+1 646 776 5918 / +353 87 2269345